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                             June 7, 2023

       Sergio P. Ermotti
       Group Chief Executive Officer
       UBS Group AG
       Bahnhofstrasse 45, 8001
       Zurich, Switzerland

                                                        Re: UBS Group AG
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-4
                                                            Filed June 6, 2023
                                                            File No. 333-271453

       Dear Sergio P. Ermotti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Prospectus Summary
       Approvals Required for the Transaction, page 18

   1. Refer to your response to comment 2 and your disclosure on pages 19, 26 and 49 that
                                                        "[a]ny further loss
guarantee exceeding CHF 14 billion, which was not included as part of the Special Ordinance,
requires a separate legal basis in the form of a parliamentary approval in the
ordinary legislative procedure as well as the commitment credit." Please revise to clarify, if
true, that the    commitment credit    refers to the process of budgeting
                                                        and approving the
credit for any further loss guarantees approved by the Swiss parliament.
 Sergio P. Ermotti
FirstName
UBS GroupLastNameSergio P. Ermotti
             AG
Comapany
June 7, 2023NameUBS Group AG
June 7,
Page 2 2023 Page 2
FirstName LastName
The Merger
Background and Reasons for the Transaction, page 42

2. Refer to your response to comment 1. Please revise to clarify that your disclosure on page
         44 that "Credit Suisse has made further repayments of CHF 10 billion on April 20, 2023,
         CHF 5 billion on May 17, 2023 and the remaining balance of CHF 5 billion on May 30,
         2023" refers to the borrowings of CHF 20 billion under the PLB outstanding as of March
         31, 2023 and that there are no further amounts outstanding under the PLB. In addition, please revise your disclosure regarding the PLB on page 20 to clarify, if true, that the
         "additional facility access fee of 0.25% per annum irrespective of the drawn amount"
         is 0.25% of CHF 100 billion irrespective of the drawn amount.
Recent Developments
Customer Account Matters, page 47

3. Please briefly describe the civil suits against Credit Suisse Trust Limited in Singapore and
         Credit Suisse Life (Bermuda) Ltd. in Bermuda. In this regard, we note the disclosure on
         page 396 of Credit Suisse   s Annual Report on Form 20-F for the
fiscal year ended
         December 31, 2022 that both civil suits were initiated in 2017 based on findings established in criminal proceedings against a former relationship manager who was found to have exceeded his investment authority in the management of portfolios, resulting in excessive concentrations of certain exposures and investment losses, and that, on May 6,
         2022, the Supreme Court of Bermuda issued an order awarding damages of $607.35 million to the plaintiff, which, as of July 25, 2022, were held in escrow pending appeal.
         In addition, please clarify whether any specific amount of damages has been calculated as of any date on or prior to the Singapore International Commercial
Court   s announcement
         of its findings on May 26, 2023, and disclose this amount. If so, please explain how the
         experts    agreement on the amount of damages by June 30, 2023 may
increase or decrease
         this amount.
Approvals Required for the Transaction, page 48

4. Refer to your response to comment 2. We note your disclosure on page 45 that you expect to remain above your CET1 capital ratio guidance at completion of the merger.
         Although your registration statement does not quantify the ratio, we note that the guidance was 13% in your March 19, 2023 investor presentation. Please revise your disclosure on page 49 to quantify the existing CET1 capital ratio requirement to which UBS Group AG
         is subject, management   s existing guidance on target capitalization,
and to the extent
         known, the capital ratio to which you will be subject during the phase-in period. If you do not know the capital ratio to which you will be subject during the phase-in period, please revise to so state.
5. Refer to your response to comment 3. On page 49 you state that "[t]o the extent any of the separate arrangements or other measures are material and are finalized prior to the
 Sergio P. Ermotti
UBS Group AG
June 7, 2023
Page 3
         effectiveness of the registration statement, UBS Group AG will disclose such material terms in an amendment to the registration statement." Please revise to clarify, if true, that by "other measures" you are referring to the measures that are a part of the "separate arrangements."
        You may contact Michael Volley at 202-551-3437 or Robert Klein, Accounting Branch
Chief, at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Pamela Long, Senior
Advisor, at 202-551-3765 with any other questions.



FirstName LastNameSergio P. Ermotti                             Sincerely,
Comapany NameUBS Group AG
                                                                Division of
Corporation Finance
June 7, 2023 Page 3                                             Office of
Finance
FirstName LastName